                            UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                         INTERNATIONAL TRAVEL CD'S, INC.
  -----------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                                    000-33099
                 -----------------------------------------------
                            (Commission File Number)


            COLORADO                                    84-1553046
---------------------------------      ----------------------------------------
(State or other jurisdiction of           (IRS Employer Identification Number)
 Incorporation of organization)


                     111 PRESIDENTIAL BOULEVARD, SUITE 158A
                         BALA CYNWYD, PENNSYLVANIA 19004
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (610) 771-0234
   --------------------------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

                         INTERNATIONAL TRAVEL CD'S, INC.

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

INTERNATIONAL TRAVEL CD'S, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY INTERNATIONAL TRAVEL CD'S, INC.'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         This Information Statement is being furnished to the holders of record on December 15, 2003, of the outstanding shares of common stock, no par value ("Common Stock"), of International Travel CD's, Inc., a Colorado corporation (the "Company"), in connection with the possible designation by Stellar Venture Partners, LLC, a Georgia limited liability company ("Stellar"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of a Merger Agreement, dated December 16, 2003 (the "Merger Agreement"), by and among the Company, International Travel CD's Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition Sub"), Stellar, and MAS Services, Inc., the principal membership interest holder of Stellar. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

         The Merger Agreement provides that the Company shall take all necessary action to appoint the individual designated by Stellar to serve as the sole director of the Company (the "Stellar Designee"), such designation to be effective upon the consummation of the Merger (as defined below). The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing director so as to enable the Stellar Designee to be appointed to the Board of Directors in accordance with the Merger Agreement.

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Stellar, the Stellar Designees and the principal membership interest holder of Stellar has been furnished to the Company by Stellar, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                          Change in Control Transaction
                          -----------------------------

         On December 16, 2003, the Company entered into the Merger Agreement, pursuant to which Acquisition Sub agreed to merge with and into Stellar (the "Merger"). The Merger Agreement provides that, upon consummation of the Merger, the Company will issue approximately 72,000,000 shares of Common Stock to the membership interest holders of Stellar (the "Stellar Interest Holders") in consideration for which the Company will receive all of the issued and

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outstanding  membership interests in Stellar.  Immediately upon the consummation of the Merger, the Stellar Interest Holders shall own, on a fully diluted basis, approximately seventy-five percent (75%) of the then issued and outstanding shares of Common Stock.

         The consummation of the Merger is contingent upon several factors, including but not limited to (i) the receipt by the parties to the Merger Agreement of all necessary board, shareholder, manager and member approvals, as applicable, and third party consents; and (ii) the completion of due diligence investigations by Stellar and the Company of each other's business, operations, financial condition and prospects to the sole satisfaction of the party conducting the investigation.

                                Voting Securities
                                -----------------

         The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of December 15, 2003, 23,350,000 shares of the Company's Common Stock were outstanding.

                    Board of Directors and Executive Officers
                    -----------------------------------------

         Directors are elected at the annual meeting of shareholders or by unanimous written consent of the shareholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended June 30, 2003, the Board of Directors held no meetings. The Company currently has no standing audit, nominating or compensation committees of the Board of Directors.

         The Company's Board of Directors currently consists of Mark A. Bush. Mr. Bush is also the sole executive officer of the Company. The following sets forth certain information concerning Mr. Bush's experience and background.

         Mark A. Bush, age 44, has served as the Company's President, Treasurer, Secretary and sole director since January 23, 2003. Mr. Bush has served as the President and a director of Touchstone Resources, Ltd., a Houston, Texas based oil and gas exploration and development company whose shares are traded on the TSX Venture Exchange, since September 1990, and has served as the President of Fortis Energy, Inc. since 1996. Mr. Bush has been involved in the oil and gas industry since 1980 and has extensive experience in project acquisitions, contract negotiation, and the evaluation and review of oil and gas projects.

                        Director and Officer Compensation
                        ---------------------------------

         Since the Company's formation on July 20, 2000, none of its officers or directors has been paid any compensation, and the Company does not intend to pay its officers or directors any compensation in the immediate future. The determination of whether to pay compensation to the Company's officers and directors is made from time to time by the Company's Board of Directors. The Company's officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company's behalf.

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

                                Stellar Designee
                                ----------------

         The Merger Agreement provides that, effective upon the consummation of the Merger, the Company shall take all actions as are necessary to cause the Stellar Designee to be appointed or elected to its Board of Directors, including obtaining the resignation of its existing director.

         Stellar has informed the Company that it will select Richard Schmidt as the Stellar Designee, and that Mr. Schmidt has consented to serve as a director of the Company upon appointment. Stellar has advised the Company that, to its knowledge, neither Mr. Schmidt nor any of his affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Stellar and the Company that have been described herein. In addition, Stellar has advised the Company that, to its knowledge, Mr. Schmidt is not currently a director of, and does not hold any position with, the Company, nor does Mr. Schmidt have a familial relationship with any director or executive officer of the Company. Biographical information for Mr. Schmidt is set forth below.

         Richard Schmidt, age 60, has served as the Manager of Stellar since March 2000, and has served as the President and Chairman of the Board of MAS Services, Inc., a holding company with investments in entities involved in the publishing industry, since May 1995. In his position as President of MAS Services, Inc., Mr. Schmidt is the author of and investment strategist for the "Stellar Stock Report," an investment advisory publication with over 13,000 paid subscribers, and is the author of and investment strategist for the
stellarstockreport.com, an internet financial website. Prior to that, Mr. Schmidt held the position of General Manager with several Fortune 500 companies, including Evans Products, Caterpillar Tractor Company and Echlin Manufacturing, where he specialized in start-ups, turnarounds, mergers and acquisitions and divestiture activities. Mr. Schmidt graduated from Bradley University in Peoria, Illinois in 1966 and has participated in advanced management curriculums and executive enhancement programs at the business schools of Roosevelt University, Ohio State University and Harvard University.

              Certain Relationships and Related-Party Transactions
              ----------------------------------------------------

         In August and September 2002, the Company borrowed a total of $475,000 from Continental Southern Resources, Inc. ("Continental Southern Resources"), a Nevada corporation whose shares are traded on the OTC Bulletin Board, pursuant to unsecured 10% promissory notes. The Company immediately repaid $352,500 of the principal amount of the notes, and on October 5, 2002, in full satisfaction of the $122,500 balance due under the notes, the Company entered into an assignment and release agreement with Continental Southern Resources pursuant to which the Company assigned its rights under a secured note issued by an unrelated third party to Continental Southern Resources which was due October 31, 2003. At the time of the transaction, Gerald T. Harrington was the Company's sole officer and director. Gerald Harrington is the brother of Stephen P. Harrington, the current Chief Executive Officer and Chairman of the Board of Directors of Continental Southern Resources.

         On December 30, 2002, the Company purchased two units of limited partnership interests in Louisiana Shelf Partners, L.P. from Trident Growth Fund, L.P. ("Trident") in exchange for the Company's issuance of 666,667 shares of the Company's Series A Convertible Preferred Stock. In September 2003, the Company sold these two units of limited partnership interests back to Trident in exchange for the 666,667 shares of Series A Convertible Preferred Stock. Trident is one of the Company's principal shareholders.

               Beneficial Ownership of the Company's Common Stock

         The following table sets forth, as of December 15, 2003, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission ("SEC") and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.


                                                                        AMOUNT AND NATURE
                                                                          OF BENEFICIAL             PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                                      OWNERSHIP (1)            OF CLASS (1)
Mark A. Bush
5858 Westheimer Street                                                      350,000                    1.5%
Suite 708
Houston, TX 77057

Gerald T. Harrington
209 Blackberry Hill Drive                                                  9,450,000                   40.5%
Wakefield, RI 02979

Trident Growth Fund, L.P.
700 Gemini Road                                                          4,325,000 (2)                 18.5%
Suite 104
Houston, TX 77058

All directors and executive officers as a group
(1 person)                                                                  350,000                    1.5%

_____________________

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares

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

voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 23,350,000 shares of Common Stock outstanding as of December 15, 2003.

(2) Includes 325,000 shares issuable upon exercise of warrants.

             Section 16(a) Beneficial Ownership Reporting Compliance
             -------------------------------------------------------

         Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended June 30, 2003, all Section 16(a) filing requirements applicable to the Reporting Persons were satisfied in a timely fashion, except that Mark A. Bush did not file a Form 3 upon his appointment as the Company's President, Treasurer and director, and did not file a Form 4 upon his acquisition of 350,000 shares of Common Stock.

                                   Signatures
                                   ----------

         Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                           International Travel CD's, Inc.


                                           /s/ Mark A. Bush
                                           ----------------
                                           Mark A. Bush
                                           President, Treasurer and Secretary

Dated: December 17, 2003


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